Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

No-H2O USA Inc
Suite 200/300 501 East las Olas BLVD
Fort Lauderdale, FL 33301
www.noh2o.com

Up to $1,070,000.00 in Class B Non-Voting Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

> **Company:** No-H2O USA Inc
> **Address:** Suite 200/300 501 East las Olas BLVD, Fort Lauderdale, FL 33301
> **State of Incorporation:** FL
> **Date Incorporated:** May 19, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $300.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.


Investment Incentives and Bonuses*


Super Early Bird - First 72 hours | 15% bonus shares

Next Early Bird - Next 72 hours | 10% bonus

Final Early Bird - Next 72 hours | 5% bonus shares

$500+ | free kit of products (via walmart voucher)

$1,000+ | Receive 20% off Franchise Fee (represents a $5,000 discount off our franchise fee of $25,000)*

$5,000+ | 5% bonus shares

*subject to available territories.

*min investment range for start up territory $70,000.

*subject to terms and conditions.

The 10% Bonus for StartEngine Shareholders

No-H2O will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*All perks occur when the offering is completed.

*All perks occur when the offering is completed.

The Company and its Business

Company Overview

No-H2O specializes in waterless car care. We manafacture innovative car care products for sale to retail outlets such as Walmart and Autozone and to corporate customers such as Hertz & Sixt Car Rental.

No-H2O also provides car care services through a franchise model using our On Demand App and corporate customer locations such as Apple Headquarters and Citibank. No-H2O offers carwash & detailing anywhere, anytime, like Uber for Carwashing!

No-H2O has established US franchises in Silicon Valley, L.A, Dallas, Austin, Bryan College Station, Fort Lauderdale and Peurto Rico. We continue to grow our franchise network city by city across the US contributing to the fast growth and strong brand development of No-H2O.

The No-H2O Group - Relationship of entities

No-H2O USA Inc. is a part of the No-H2O Group. The No-H2O Group consists of seven companies in Europe and the U.S.A.

European Entities

1. No-H2O Holdings - The group holdings company - No trading activities.

2. No-H2O Limited - A 100% subsidiary of Holdings - Manufacturing and selling No-H2O products to European wholesale, retail and franchise customers.

3. No-H2O Franchising Limited - A 100% subsidiary of Holdings - Selling and managing No-H2O European franchises.

4. No-H2O Investments Limited - A 100% subsidiary of Holdings - No trading activities and the holder of Group IP, trademarks etc

<u>United States Entities</u>

1. No-H2O USA Inc - A 100% subsidiary of Holdings above with no tradings activities other than to serve of parent company to the two US subsidiaries below. *This is the entity conducting this offering.*

2. No-H2O Inc - A 100% subsidiary of No-H2O USA Incorporated - Selling No-H2O products to US wholesale, retail and franchise customers.

3. No-H2O Franchising Inc - A 100% subsidiary of No-H2O USA Incorporated - Selling and managing No-H2O US franchises.

In terms of business arrangements or transactions between entities, investor funding previously raised in Europe has been apportioned to the US subsidiaries for launch and expansion in the US. Product previously manufactured in Europe has been sold to the US subsidiaries for supply to wholesale, retail and franchise customers.

Competitors and Industry

Currently, we are not aware of any direct competition of No-H2O for its combined car care products and services offering.

Some of the major car care brands however are now adding 'waterless' products to their exsisitng portfolio of 'water based' products as the demand in the waterless product catagory is growing significantly.

There are some on-demand car care competitors in the market using traditional mobile water washes and to the best of our knowledge are not in the franchise industry which limits rapid scalability.

These competitor companies are Washe, MobileWash and Spiffy.

Current Stage and Roadmap

No-H2O is an International company which has been operating for over 10 years with success in a number of international markets.

The company is now focusing on growing the business in the United States following the establishment of offices and relocation the CEO from Ireland to the US in 2018.

Since its launch in the United States the company has achieved significant milestones with product distribution in Walmart and Autozone together with coporate contracts to wash & detail cars in Apple Headquarters, Sixt, Citibank amongst others.

We are the future of car care providing a convenient, eco friendly and highly innovative waterless product & service for all auto owners.

No-H2O's roadmap plans to scale its business through its established franchise model and tech enabled service delivery. We are raising this capital to progress our business plan as described and grow customer base and raise awareness through marketing spend. COVID-19 affected our Q2 performance as a result of the mandated shutdown implications. However, Q3 has been strong and we pivoted introducing sanitizing services within franchise network. As look towards the rest of 2020, our plan is to continue selling more franchise territories and retail products to key customers.

The Team

Officers and Directors

Name: Emmet O'Brien

Emmet O'Brien's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Overseeing the roll out of No-H2O in the USA. Emmet currently receives no salary of equity compensation from No-H2O USA Inc.

Other business experience in the past three years:

- **Employer:** No-H2O Holdings Limited
  Title: CEO
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Responsible for growth and innovation with No-H2O Group

Other business experience in the past three years:

- **Employer:** No-H2O Inc
  Title: President/Officer
  Dates of Service: December 07, 2018 - Present
  Responsibilities: Overseeing growth of company.

Other business experience in the past three years:

- **Employer:** No-H2O Franchising Inc
  Title: President/Officer
  Dates of Service: February 07, 2018 - Present
  Responsibilities: Overseeing growth and roll out of franchise network.

Name: Samuel Chamberlain

Samuel Chamberlain's current primary role is with Five Guys . Samuel Chamberlain currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 30, 2020 - Present
  Responsibilities: Assisting CEO and offering professional guidance in managing the future direction of the company and associated risks.

Other business experience in the past three years:

- **Employer:** Five Guys
  Title: Chief Operating Officer
  Dates of Service: July 01, 2005 - Present
  Responsibilities: Sam is the chief operating officer and handles management of all operations of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms

of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class B common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

No-H2O USA Inc was formed on May 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. No-H2O USA Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that No-H2O USA Inc is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on No-H2O On Demand or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on No-H2O On Demand and www.noh2o.com could harm our reputation and materially negatively impact our financial condition and business.

Covid-19
Due to the recent Covid-19 Pandemic, there may be unforeseen economic impacts that cause additional risk.

General
Please be advised that the risks enumerated here are not exhaustive. There may be other risks associated with investing.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
No-H2O Holdings Limited	13,000,000	Class A Common Stock	100.0

The Company's Securities

The Company has authorized Class A Common Stock , and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Class B Non-Voting Common Stock.

Class A Common Stock

The amount of security authorized is 13,000,000 with a total of 13,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock .

Class B Non-Voting Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Investors shall have drag along rights with respect to the Class B securities issued in the event of a proposed sale of the Corporation to a third party, whether structured as a merger, reorganization, asset sale, or otherwise

DRAG – ALONG RIGHT

1. If at any time a third party (Purchaser) makes an offer to purchase all or a portion of the Shares of the Corporation (Offer):

(a) the party receiving such offer shall notify all other holders of Class A Shares of the Offer indicating the price offered for each Share, the number of Shares to be purchased, and all other material terms;

(b) if the Offer is acceptable to the holder or holders of the majority of Class A Shares, (the Majority):

(i) the Majority may procure that the Offer is extended on the same terms (on the basis of the same price for such Shares to all other holders of the Class A Shares and all holders of the Class B Shares (the Remaining Shareholders), (and if the Offer is for less than the entire issued share capital of the Corporation, pro rata to their shareholdings);

(ii) on procuring that the Offer is extended to the Remaining Shareholders, if the Remaining Shareholders or any of them have not accepted the Offer at the time that the Majority have accepted it the Corporation will be entitled to accept the Offer on behalf of such Remaining Shareholders (and if the offer is for less than the entire issued share capital of the Corporation, pro rata to their shareholdings) and for the purpose of securing his obligations, each Remaining Shareholder hereby irrevocably appoints each director of the Investor or each director of the Corporation from time to time as his attorney to accept the Offer on his behalf and to execute and deliver all documents and instruments required to give effect to such acceptance and to the sale of the entire issued share capital of the Corporation or such proportion of the issued share capital of the Corporation. The Majority shall procure that the Purchaser will pay to a Remaining Shareholder the consideration for such Remaining Shareholder's Shares sold by transferring the consideration to such bank account as may be notified by such Remaining Shareholder to the Corporation, and failing such notification by delivering by hand or by post a check for the amount payable to such Remaining Shareholder to the address as may be notified to the Corporation by the Remaining Shareholder and on proof that such check was delivered by hand or sent by post, the Corporation and the Purchaser shall be deemed to have discharged all moneys due to such Remaining Shareholder in respect of the sale of some or all of his shares in the capital of the Corporation pursuant to the Offer.

(iii) should the Majority acceptance of the Offer occur within one year of the issuance of the Class B shares to the Shareholder, the Class B Shareholder shall deliver all documents and instruments required to give effect to such acceptance and to the sale of the entire issued share capital of the Corporation or such proportion of the issued share capital of the Corporation, to the original Issuer of such shares. The Majority shall procure that the original Issuer will pay to a Class B Shareholder the consideration for such Class B Shareholder's Shares, on the same terms and conditions of the Offer, by transferring the consideration to such bank account as may be notified by such Class B Shareholder to the Corporation, and failing such notification by delivering by hand or by post a check for the amount payable to such Class B Shareholder to the address as may be notified to the Corporation by the Class B Shareholder and on proof that such check was delivered by hand or sent by post, the Corporation and the Purchaser shall be deemed to have discharged all moneys due to such Class B Shareholder in respect of the sale of some or all of his shares in the capital of the Corporation pursuant to the Offer.

2. Each of the Shareholders irrevocably waives all pre-emption rights to which he may be or become entitled under any shareholders agreement, this Subscription Agreement, statute or otherwise in respect of any transfer of shares pursuant to an Offer acceptable to the Majority.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 13,000,000
  Use of proceeds: No-H2O Holdings Limited is the parent company of No-H2O USA Inc. These shares were issued as founding shares for services rendered.
  Date: July 30, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to Year ended December 31, 2018

The information included here and in our financial statements relates to consolidated financials of the two subsidiary companies of No-H2O USA Inc. which have been in operationg for the prior two years. These two entities are now wholly owned by No-H2O USA Inc.

Revenue

Revenue for the fiscal year 2019 was $884,948 compared to fiscal year 2018 $ 82,470. This was driven by $423,675 growth in product sales and $378,803 growth in franchise income. Performance growth from 2018 to 2019 saw an increase in revenues from $82,000 to $885,000 seeing growth of 979% year on year same period.

Cost of Sales

Cost of sales in 2019 was $260,250 compared to $ 10,809 in 2018, which was in line with the incremental growth in sales.

Gross Margin

The gross margin was $624,698 or 70.5% of sales in 2019. This compared to €71,661 in the previous year. This represented an increase of $553,037 which was driven by high margin yield on new franchise sales and product sales.

Expenses

Total expenses in 2019 were $ 647,049 in total, which compared with $ 350,441 in 2018.

In general, expenses were controlled well with the main variances 2019/2018 relating to payroll. This was in line with the recorded growth in revenue.

Net loss

The consolidated accounts show a net loss for 2019 amounting to ($54,364), an improvement of $224,416 on 2018.

Historical results and cash flows:

Historical results and cash flows are representative of what investors should expect in the future. In addition, now that the company is growing into additional markets, we believe that with a strong pipeline of potential franchise leads and significant planned promotion of instore and online products, No-H2O USA Inc is anticipating strong performance in 2021 and therafter.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

No-H2O USA Inc.'s two subsidiaries, No-H2O Inc. and No-H2O Franchising Inc., have exisitng customers and use cashflow from these sales to maintain day to day business activities.

No-H2O Inc has loans from No-H2O Holdings Ltd in Ireland and there are resources in the holding company which assit in our growth.

No-H2O Inc has invoice dicounting facilities in place to fund retail sales.

No-H2O USA Inc or its subsidiaries does not currently have any bank debt.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

No-H2O is generating monthly sales from franchise sales and products sales which currently contributes to covering overheads and a moderate level of business expansion.

Funds rasied on StartEngine will enable the company to accelerate significantly through additional marketing and the hiring of new talent.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company is not reliant on funds raised from the crowdfunding campaign for future viability, however proceeds raised will ensure faster growth and also give a more robust cash position.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company is not reliant on funds raised from the crowdfunding campaign for future viability and thus we expect to be able to operate the company indefinitely at this current time.

How long will you be able to operate the company if you raise your maximum funding goal?

The company is not reliant on funds raised from the crowdfunding campaign for future viability, however proceeds rasied will ensure faster growth and also give a more robust cash position so we expect to be able to run the company indefinitely at this time.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

No-H2O plans to raise further funds in 2021 to continue fuelling its growth and continuing to meet its business plan objectives in the best interest of its shareholders. As of this date no decision has been made on the mechanism of how funds will be raised.

Indebtedness

- **Creditor:** No-H2O Holdings Limited
  Amount Owed: $709,296.00

Interest Rate: 0.0%

Maturity Date: January 01, 2024

The Company has non-interest bearing notes payable to their ownership group. Although there is no formal agreements between the entities, the owners had assured they will not call the debt before January 1, 2024.

Related Party Transactions

- **Name of Entity:** No-H2O Holdings Limited
  Names of 20% owners: Emmet O'Brien, Gene Murtagh
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: No-H2O Holdings Limited loaned $709k over 2 years 2018 and 2019 to assist in launch and growth of No-H2O in the US.
  Material Terms: The Company has non-interest bearing notes payable to their ownership group. Although there is no formal agreements between the entities, the owners had assured they will not call the debt before January 1, 2024. This is a 0% interest loan with a long term repayment schedule not due to start being repaid back until 2025.

- **Name of Entity:** No-H2O Limited
  Names of 20% owners: No-H2O Holdings Limited
  Relationship to Company: European sister company within the No-H2O Group.
  Nature / amount of interest in the transaction: No-H2O Limited in Europe sells products to No-H2O Inc in the USA on occasion.
  Material Terms: The transaction amount is circa $80,000 per annum which is purchased at cost price plus a small margin which is for accounting purposes.

Valuation

Pre-Money Valuation: $13,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors.

First, the company determined the valuation based on a multiple of projected 5 year EBITA. This was under the premise of achieving an assumed multiple of 13.9X, which reflected a weighted average multiple of established franchise businesses in the United States and a mix of franchise income and convetional retail sales. We then applied an overall discount of 50% to the projected 5 year EBITA to add a conservative probability factor that our planned success.

Second, we conducted an analysis of comparable franchise companies adjusted to reflect the profile of No-H2O. We took valuation multiples from established franchise companies including McDonald's, Dominos, Dunkin Brands.

Our source is gurofocus.com and we used information compliled from IBIS data reports in the carwash and detailing industry.

Third, the company determined the pre-money valuation internally without a formal third party independent report based on advisory assistance provided by Axia Advisory in Dublin, Ireland and Florin Corporate Finance.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  60% for marketing in order build brand awareness and customer acquisition. No-H2O will apply the proceeds to digital marketing to get brand in the hand App Users. Further to this we will run targeted digital campaigns specific to DIY users directing them to our retail offerings.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  63.5%
  60% for marketing in order build brand awareness and customer acquisition. No-H2O will apply the proceeds to digital marketing to get brand in the hand App Users. Further to this we will run targeted digital campaigns specific to DIY users directing them to our retail offerings.

- *Company Employment*
  20.0%
  No-H2O will recruit talent to fill a number of key roles including in the areas of marketing, finance and franchise development.

- *Operations*
  13.0%
  As No-H2O operated a franchise model it benefits from low central overheads. Part of the proceeds of this raise will be required for business development costs including travel, accommodation and subsistence.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.noh2o.com (www.noh2o.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/noh2o

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR No-H2O USA Inc

[See attached]



A. ANDREW GIANIODIS

CERTIFIED PUBLIC ACCOUNTANT

NoH2O FRANCHISING, INC.

NoH2O, INC.

DECEMBER 31, 2019 AND 2018

FINANCIAL STATEMENTS

279 Niagara Falls Blvd.   Amherst, New York 14226   716 – 510-6068

NoH2O Franchising, Inc.

NoH2O, Inc.

Table of Contents



A. ANDREW GIANIODIS

CERTIFIED PUBLIC ACCOUNTANT

April 28, 2020

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of
NoH2O Franchising, Inc
No H2O, Inc.:

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying financial statements of NoH2O Franchising, Inc., and NoH2o, Inc., which consist of a balance sheet as of December 31, 2019 and 2018, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended the related notes to the financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion.

-1-

279 Niagara Falls Blvd.   Amherst, New York 14226   716 – 510-6068

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NoH2O Franchising, Inc. and NoH2O, Inc., as of December 31, 2019 and 2018 and the results of operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.


CPA

A. Andrew Gianiodis

Certified Public Accountant

Amherst, New York

279 Niagara Falls Blvd. Amherst, New York 14226 716 – 510-6068

NoH2O Inc.
NoH2O Franchising, Inc.
Balance Sheet
December 31, 2019

	NoH2O, Inc.	NoH2O Franchising, Inc.	Eliminations	Total
ASSETS				
CURRENT ASSETS				
Cash	$ -	$ 528	$ -	$ 528
Accounts receivable	318,919	138,021	-	456,940
Prepaid expenses	10,820		-	10,820
Due from affiliates	-	109,856	(109,856)	-
Inventory	125,702	2,995	-	128,697
TOTAL CURRENT ASSETS	455,441	251,400	(109,856)	596,985
OTHER ASSETS				
Intangible Assets (Net)	30,071	58,500	-	88,571
TOTAL ASSETS	$ 485,512	$ 309,900	$ (109,856)	$ 685,556
LIABILITIES & EQUITY				
CURRENT LIABILITIES				
Accounts payable	$ 285,295	$ 260,261	$ -	$ 545,556
Accrued expenses	61,518		-	61,518
Due to affiliates	86,435	20,500	(109,856)	(2,921)
TOTAL CURRENT LIABILITIES	433,248	280,761	(109,856)	604,153
LONG TERM LIABILITIES				
Loan to owner	475,393	-	-	475,393
TOTAL LONG TERM LIABILITIES	475,393	-	-	475,393
TOTAL LIABILITIES	908,641	280,761	(109,856)	1,079,546
EQUITY				
Common Stock. No par value, 1000 shares issued and outstanding	24,900	200	-	25,100
Retained Earnings	(448,029)	28,939	-	(419,090)
TOTAL EQUITY	(423,129)	29,139	-	(393,990)
TOTAL LIABILITIES & EQUITY	$ 485,512	$ 309,900	$ (109,856)	$ 685,556

See accompanying notes

NoH2O Inc.
NoH2O Franchising, Inc.
Balance Sheet
December 31, 2018

	NoH2O, Inc.	NoH2O Franchising, Inc.	Eliminations	Total
ASSETS				
CURRENT ASSETS				
Cash	$ 9,695	$ 1,323	$ -	$ 11,018
Accounts receivable	18,595	47,500	-	66,095
Prepaid expenses	9,968		-	9,968
Due from affiliates	-	-	-	-
Inventory	36,254	-	-	36,254
TOTAL CURRENT ASSETS	74,512	48,823	-	123,335
OTHER ASSETS				
Intangible Assets (Net)	-	-	-	-
TOTAL ASSETS	$ 74,512	$ 48,823	$ -	$ 123,335
LIABILITIES & EQUITY				
CURRENT LIABILITIES				
Accounts payable	$ 50,940	$ 73,034	$ -	$ 123,974
Accrued expenses	19,354	-	-	19,354
Due to affiliates	-	-	-	-
TOTAL CURRENT LIABILITIES	70,294	73,034	-	143,328
LONG TERM LIABILITIES				
Loan to owner	211,687	22,000	-	233,687
TOTAL LONG TERM LIABILITIES	211,687	22,000	-	233,687
TOTAL LIABILITIES	281,981	95,034	-	377,015
EQUITY				
Common Stock. No par value, 1000 shares issued and outstanding	24,900	200	-	25,100
Retained Earnings	(232,369)	(46,411)	-	(278,780)
TOTAL EQUITY	(207,469)	(46,211)	-	(253,680)
TOTAL LIABILITIES & EQUITY	$ 74,512	$ 48,823	$ -	$ 123,335

NoH2O Inc.

Statement of Operations
Year ending December 31, 2019

	NoH2O, Inc.	NoH2O Franchising, Inc.	Eliminations	Total
Revenues				
Franchise fees	$ -	$ 335,544	$ -	$ 335,544
Product sales	432,794	-		432,794
Revenue collections	-	113,749		113,749
Other revenue	4,168	-	-	4,168
Total revenue	436,962	449,293	-	886,255
Cost of sales	231,583	-	-	231,583
Reimbursement to franchis	-	108,365	-	108,365
Gross margin	205,379	340,928	-	546,307
Expenses				
Advertising	9,080	27,157	-	36,237
Bank Fees	4,513	3,811	-	8,324
Contract labor	-	750	-	750
Franchise consulting	-	5,500	-	5,500
Insurance	523	-	-	523
Miscellaneous	5,579	219	-	5,798
Office supplies	2,858	5,106	-	7,964
Payroll expenses	254,597	191,215	-	445,812
Professional fees	104,288	925	-	105,213
Rent and occupancy	20,932			
Travel	13,401	24,395	-	37,796
Total expenses	415,771	259,078	-	653,917
Operating income/(loss)	(210,392)	81,850	-	(128,542)
Amortization	4,851	6,500	-	11,351
Net Income/(Loss)	$ (215,243)	$ 75,350	$ -	$ (139,893)

See accompanying notes

NoH2O Franchising, Inc.

Statement of Operations

Year ending December 31, 2018

	NoH2O, Inc.	NoH2O Franchising, Inc.	Eliminations	Total
Revenues				
Franchise fees	$ -	$ 60,000	$ -	$ 60,000
Product sales	9,845	-		9,845
Revenue collections	-	10,490		10,490
Other revenue	2,135	-	-	2,135
Total revenue	11,980	70,490	-	82,470
Cost of sales	10,809	-	-	10,809
Reimbursement to franchis	-	-	-	-
Gross margin	1,171	70,490	-	71,661
Expenses				
Advertising	13,438	27,900	-	41,338
Bank Fees	714	100	-	814
Contract labor	-	2,452	-	2,452
Franchise consulting	-	80,050	-	80,050
Insurance	-	-	-	-
Miscellaneous	9,724	940	-	10,664
Office supplies	13,248	164	-	13,412
Payroll expenses	138,868	-	-	138,868
Professional fees	31,444	-	-	31,444
Rent and occupancy	-	-		
Travel	26,104	5,295	-	31,399
Total expenses	233,540	116,901	-	350,441
Operating income/(loss)	(232,369)	(46,411)	-	(278,780)
Amortization	-	-	-	-
Net Income/(Loss)	$ (232,369)	$ (46,411)	$ -	$ (278,780)

See accompanying notes

NoH2O Inc.

Statement of Changes in Stockholder's Equity
Year ending December 31, 2019

	Common Stock	Retained Equity	Total Stockholder's Equity
Balance, January 1, 2018	$ -	$ -	-
Stock Sales	24,900	-	24,900
Net Loss	-	(232,786)	(232,786)
Balance, December 31, 2018	$ 24,900	$ (232,786)	(207,886)
Balance, January 1, 2019	$ 24,900	$ (232,786)	(207,886)
Stock Sales	-	-	-
Net Loss	-	(215,243)	(215,243)
Balance, December 31, 2019	$ 24,900	$ (448,029)	(423,129)

NoH2O Franchising, Inc.

Statement of Changes in Stockholder's Equity
Year ending December 31, 2019

	Common Stock	Retained Equity	Total Stockholder's Equity
Balance, January 1, 2018	$ -	$ -	-
Stock Sales	200	-	200
Net Loss	-	(46,411)	(46,411)
Balance, December 31, 2018	$ 200	$ (46,411)	(46,211)
Balance, January 1, 2019	$ 200	$ (46,411)	(46,211)
Stock Sales	-	-	-
Net Income	-	75,350	75,350
Balance, December 31, 2019	$ 200	$ 28,939	29,139

See accompanying notes

NoH2O Inc.
NoH2O Franchising, Inc.

Statement of Cash Flows
Year ending December 31, 2019

	NoH2O, Inc.	NoH2O Franchising, Inc.	Eliminations	Total
Cash flows from operating activities:				
Net Income/(Loss)	$ (215,243)	$ 75,350	$ -	$ (139,893)
Adjustments to reconcile net loss to net cash provided by operating				
Depreciation & amortization	4,851	6,500	-	11,351
Changes in assets and liabilities				
Current assets	(389,936)	(203,372)	-	(593,308)
Current liabilities	361,850	207,727	-	569,577
Net cash provided by operating activities	(238,478)	86,205	-	(152,273)
Cash flows from investing activities:				
Expenditures for intangible assets	(34,923)	(65,000)	-	(99,923)
Net cash provided by investing activities	(34,923)	(65,000)	-	(99,923)
Cash flows from financing activities:				
Stock Sale	-	-	-	-
Change in long-term debt	263,706	(22,000)	-	241,706
Net cash provided by financing activities	263,706	(22,000)	-	241,706
Net change in cash	(9,695)	(795)	-	(10,490)
Cash - beginning of period	9,695	1,323	-	11,018
Cash - end of period	$ -	$ 528	$ -	$ 528
Supplemental Disclosures				
Interest Paid	$ -	$ -	$ -	$ -
Income Taxes Paid	$ -	$ -	$ -	$ -

See accompanying notes

NoH2O FRANCHISING, INC.
NoH2O, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of NoH2O Franchising, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated under the laws of the State of Florida for the purpose of offering franchise opportunities to entrepreneurs who want to own and operate their own No H2O operation, as a franchise.

BASIS OF PRESENTATION

The financial statements are presented on the accrual basis of accounting.

CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, the Company considers unrestricted currency, demand deposits, money market accounts and all highly liquid debt instruments purchased with original maturities of 90 days or less to be cash equivalents.

PROPERTY AND EQUIPMENT

Equipment and leasehold improvements are stated at cost. The depreciation method used for the equipment and leasehold improvements is double declining balance or straight line. Asset lives are 5 to 10 years.

REVENUE RECOGNITION

Initial franchise fees will be recorded as income when the company provides substantially all the initial services agreed upon in the franchise agreement or when the franchise has commenced operations, whichever comes first. If the fee is received over a period of time and the Company has no reasonable basis for estimating the collectability of the fee, the Company will use the installment method of recognition of the initial fee as revenue. Monthly royalty fees will be recognized when paid by the franchisee.

COMPANY INCOME TAXES

The Company, with the consent of its stockholder, has elected to be treated as an C-Corporation. Federal income tax is calculated using rates as provided by the Internal Revenue Service. The Company reports taxes due in the current period only. Tax deferrals, if any, are immaterial.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2   DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company estimates that the fair value of all financial instruments at December 31, 2019 and 2018, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE 3   LONG TERM DEBT

The Company has non-interest bearing notes payable to their ownership group. Although there is no formal agreements between the entities, the owners had assured they will not call the debt before January 1, 2024.

NOTE 4   FRANCHISE AGREEMENT

The terms of the Company's franchise agreement will be as follows:

A. The Company will grant the right to use the Company name, trademark and system in the franchisee's franchise development business.
B. The franchisee is obligated to pay a non-refundable initial franchise fee.
C. The franchisee is obligated to pay a monthly royalty fee. Certain other fees are also outlined in the agreement.

NOTE 5   SUBSEQUENT EVENTS

Subsequent events have been evaluated through April 28, 2020 the date that the financial statements were available to be issued.



A. ANDREW GIANIODIS

CERTIFIED PUBLIC ACCOUNTANT

CONSENT OF THE INDEPENDENT AUDITOR

A. Andrew Gianiodis, CPA, consents to the use in the Franchise Disclosure Document of NoH2O Franchising, Inc. "Franchisor" and NoH2O, Inc. on April 29, 2020, as it may be amended, of our report dated April 28, 2020, relating to the financial statements of the Franchisor for the periods ending December 31, 2019 and 2018.

Sincerely,

A. Andrew Gianiodis, CPA

279 Niagara Falls Blvd.   Amherst, New York 14226   716 – 510-6068

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



No-H2O
Dry Cleaning For Cars



◎ Website   📍 Fort Lauderdale, FL   CONSUMER PRODUCTS   CLEAN TECHNOLOGY

Unique, efficient, and waterless, No-H2O is one of the first companies to build a scalable, bespoke on-demand in house app for carwashing and detailing with markets in the U.S. and Europe. No-H2O has a significant advantage in these markets, not just by operating in both the carwash & detailing markets, but also by manufacturing and supplying its range of waterless products globally.

$77,723 raised ⓘ

96	$13M
Investors	Valuation
$1.00	$300.00
Price per Share	Min. Investment
Common	Equity
Shares Offered	Offering Type
$1.07M	🕐 21
Offering Max	Days Left

INVEST NOW

 This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates⁷   Comments   ♡ Follow

Reasons to Invest

- $6M+ in lifetime sales | Products available in Walmart | Year on year sales increase of 978% | Major contract with leading bluechip global companies

- Covid-19 Pivot | Interior sanitizing services | Contactless On Demand solutions | Scalable | Environmental

- Proven track record | Franchise Growth in 7 new US cities in just over 12 months | Awarded Franchise of the Year Award 2019 | 20,000 On Demand App Downloads

Bonus Rewards

Get rewarded for investing more into No-H2O

$300+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program please see the Offering Summary

OVERVIEW

We are the uber of carwashing!

No-H2O USA Inc., a USA based parent corporation of wholly owned subsidiaries No-H2O Inc. and No-H2O Franchising, Inc., is conducting this offering. No-H2O USA Inc. is a subsidiary of our European parent company No-H2O Holdings which has been in operation since 2007.

No-H2O is transforming the on-demand car wash. Our proprietary waterless formula and advanced tech infrastructure paired with over 10-years of experience in the industry offer all consumer and B2B customers premium branded products and services through an elevated range of distribution and service channels.



No-H2O's vision is to be the 'go-to' brand in the entire car care space. Unlike other on-demand car washing services, our process needs no water for a deep clean and provides a flexible service that fits your schedule. We believe no other company has managed to do this to date in a market that suffers from fragmentation due to a lack of technology advancement and poor product innovation.



section below.

$500+

Investment

First Volume Tier

$500+ | free kit of products (via wa
voucher)

$5,000+

Investment

Second Volume Tier

$5,000+ | 5% bonus shares



No-H2O



No-H2O On Demand



With its unique waterless formula and tech infrastructure, and over 10-years of experience in the industry, No-H2O will offer all consumer and B2B customers its branded products and services through a range of distribution and service channels.



Getting your car washed is time-consuming and harmful to the environment

Based on our experience, the average roundtrip to get your car washed can be 60-90 minutes from the time you leave your home. As customers increasingly value their time and convenience, there are few scalable app-based carwashing services to meet this demand.

Additionally, the ecological impact of traditional carwashing is extensive, with water waste ranging from 15 to 85 gallons per vehicle through traditional car washes (source). As EPA and regulation enforcement on car washes become more common, there are few accessible solutions to reduce water waste.









The car wash & detailing market is **fragmented**	There are few scalable **'on demand'** car wash services	Water wastage per wash is 15-85 **gallons**

Convenient, On Demand, Waterless

No-H2O is a completely waterless car cleaning system. We have 3 service models in addition to our product range. The service models are on-demand mobile services, high traffic parking lots, and corporate customers. Because our washes require no water, we can provide service any time anywhere.

Our permanent parking lot locations can be set up in less than one day! Our 'uber-like' mobile app detailers meet customers at their convenience to provide a worry-free experience. Not only does our solution save millions of gallons of water annually, but our waterless technology also provides a superior wash in comparison to traditional water washes. Our suite of services includes car washing, detailing, and interior sanitizing.

What Sets Us Apart:
- Convenience, On Demand
- Anywhere, Anytime, Contactless
- Waterless, Faster, Chemical Technology
- **We bring the carwash to the people** instead of bringing the people to the carwash



In addition to our 'on-demand' services and static locations, we sell our car washing solutions at retailers such as Walmart and Autozone.



OUR TRACTION

Over 20,000 app downloads and sold in stores nationwide



$6,600,000
lifetime sales



*The above referenced sales figures are a combination of all No-H2O Group entities in Europe and the United States.

- Since entry to the US, No-H2O products have been listed in Walmart & Autozone nationwide.
- No-H2O won contracts with Apple to provide carwash & detailing services in California & Texas.
- No-H2O has sold territory franchise in Silicon Valley, Austin, Dallas, Bryan College Station, Fort Lauderdale and Puerto Rico.

- Over 20,000 downloads of our Carwash & Detailing App and increasing daily.
- The No-H2O Group European and US based entities combined have achieved lifetime sales of over $6,600,000 since 2007.
- Legislation and regulations are swinging in No-H2O's favor as the EPA are introducing ever more stringent environmental measures.
- No-H2O products are approved for use on Airbus and Boeing commercial aircraft.
- In 2019, we won Business of the Year, awarded by the Irish Franchise association.



THE MARKET

A competitive industry, ripe for disruption

There are over 60,000 car wash locations throughout the US, and about 77% of drivers report using a professional car wash service. North America retail car wash sales are approximately $15B (source).

The global and US car wash industry is however a competitive business. Those in it are constantly trying to tackle problems such as their ecological impact and water consumption, maximizing consumer convenience, and the development of a strong, memorable brand. Our competitive edge, unique, waterless formula, and tech-based accessibility prosper among many failing to build sustainable businesses. It is an industry that remains extremely fragmented with no dominant company, operator, product, or brand (source).



$15 Billion
N.A. retail car wash sales



77%

of drivers report using professional car wash services

At an environmental level, water conservation is now high in consumer conscientious and a top agenda item for the EPA and UN Environmental Program. In Germany for example, consumers are by law only allowed to wash their car at designated locations in an effort to protect chemicals from infiltrating ground water systems (source). More recently Cape Town in South Africa, has become one of the first major international cities to nearly run out of water (source). These trends are spreading and in California they are experiencing serious water droughts (source).

The environment requires a waterless solution to car washes!



WHAT WE DO

Anywhere, anytime, tech driven

Anywhere, anytime, tech driven services

Our on-demand car washing platform is scalable and accessible as it requires no water, for service at any place. No-H2O is driven by our innovative alternative to the traditional car wash model.



Here's how. No-H2O's waterless car washing product emulsifies dirt particles and then safely absorbs those particles into a microfiber cloth. The positive charge in the product combined with a negative charge in the microfibre cloth creates a highly effective solution to washing cars, motorbikes, RV's, and even aircrafts.

Dirt particles are emulsified and then safely absorbed into a microfiber cloth.







Waterless



Eco Friendly



Easy to Use



Multi Purpose



Long Lasting



Innovative

The product is scratch-free and does not waste water, compared to a traditional car wash that excessively uses approximately 15-85 gallons per wash. No-H2O (European and US entities) is used by some of the world's largest automotive businesses including Hertz, Sixt, BMW, and others, and is the only product of its type that has been approved for use on commercial Boeing and Airbus aircraft.



— No-H₂O —   — daa —

Over the last 5 years the   Since 2016. Dublin

Over the last 5 years the
No-H2O franchise
network and our On
Demand detailers have
saved the environment
over **5,000,000 gallons**
of fresh water.

Since 2020, Dublin
Airport has washed
thousands of cars of
No-H2O and saved the
environment over
687,000 gallons of
water.

*The above calculations are based on internal analysis. It is estimated that 132 litres / 32 gallons of water is the average or below average use of water in a conventional carwash. No-H2O uses no water. This number multiplied by the number of cars washed created these estimates.

HOW WE ARE DIFFERENT

Waterless technology, with a flawless wash right when you need it

Other brands in the on-demand car care space rely on water access and heavy resources to achieve clean results. No-H2O operates and specializes in car care without water and waste.

For years our competition has been pushing against waterless products due to a myth that purpose made waterless products scratch paintwork and are more expensive than traditional water-based products.

In recent years, some of the larger brands are now embracing waterless technology as the demand grows. The same companies face challenges as potentially this could cannibalize their current range of products.

Enter No-H2O! We have proven that not only does waterless technology work on a commercial scale but it is more efficient, cheaper, and has little or no negative impact on our environment.







We have proven that not only does waterless technology work on a commercial scale but it is actually more efficient, cheaper and has little or no negative impact to our environment.

OUR LEADERSHIP

An international team with world-class experience

No-H2O has built a team of skilled people to assist with our growth in the United States.

Our core team is truly international comprising of:

- Stubborn never take no for an answer Irish!
- Loud, proud and hugely optimistic Americans!
- Creative and captivating South Americans!
- Silent, subtle and over delivering Slovakians!

No-H2O will hire further skillsets in 2020 and 2021 to grow our franchise, retail and online distribution models further.

The board of No-H2O has an incredible wealth of business experience from accounting management, business management, auditing, world franchise growth, retail and the auto sector helping to propel No-H2O to the next level.


No-H2O

WHY INVEST

Invest in Our Company Today!

No-H2O has built an inventive business capturing convenience, scalability, financial sustainability, and environmental sustainability.

Unlike most linear car service companies, we have ensured that we cover the full realm of car care needs from DIY retail products to convenience on-demand services. No-H2O has executed the first year of a detailed 5 year business plan and over delivered in areas which we anticipated would take longer.

The heavy lifting is done in many respects and the development of the brand, tech, products, franchise offering, and proof of concept is complete. The investment will allow us to throw gas on the fire and fuel our growth and awareness in the US market positioning ourselves as a force in this huge industry.

Be part of a company with a strong history that is already scaling across the US, you will be investing in a company on the ground floor which is about to accelerate growth and disrupt an antiquated and fragmented industry.





Meet Our Team



Emmet O'Brien
CEO

Based in Florida, Emmet is CEO & founder of No-H2O and has been the visionary leading the groups expansion internationally through both franchising and retail.





Samuel Chamberlain

Director

Sam Chamberlain is the Chief Operating Officer of Five Guys, the leader in the fast casual burger segment, which has over 1600 restaurants worldwide. He is the driving force ensuring that the founders' vision and standards are exectuted in both corporate and franchise owned locations overseeing rapid international expansion for the brand which reached $2 billion in revenue in 2018. Sam advises and guides No-H2O on franchise growth and governance and will be an instrumental part of assisting in team building.





Lucia Scerbikova

Tech Manager

Lucia gradutauted from the City University of Seattle with a BSBA in business and adminsitration. She has been with No-H2O since 2012 and relocated to the US where she heads up No-H2O's App development and tech team.





David Wainick

Digital Marketing Manager

David recently joined No-H2O in our US offices and heads up our online digital markting. Proficient in SEO and building process and tracking based systems he will be an important part of No-H2O's future growth.





Graeme Burke

Managing Director EMEA

Based in Dublin, Graeme brings over 20 years in retail, distribnution, sales and franchsing experience. A process and target driven individual with the ability to grow and futureproof businesses. Graeme is an integral part of No-H2O's growth in both Europe and the US where he assists in strategic planning and implementation.





Estefania Leon

Executive Assistant & Graphic Designer

Estefania is part of our international team and manages many of our corporate client relationships. She has been with the company since 2016 and has assisted ion our launch in the United States where she works alongside executive management.





Paul Boylan

Operations Manager

Paul was initially a detailer in No-H2O and quickly worked his way right up to Operations Manager! Responsible for setting training standards across Europe and the United States. Also responsible for managing activities that are part of the production of all goods and services including franchise growth, improving our very own On Demand app and exploring different distribution channels both in the United States and Europe.





Peter Fitzgerald

Corporate Communications and Finance Advisor

Peter has been part of No-H2O's team since 2017 and has helped build and implement No-H2O's US structure and business plans. Peter advises the board of No-H2O and holds a part time position in the company supporting its CEO in both Ireland and the US. Peter is an Advisor and not an employee of the company.





Nicole Ciovacco

Outside Legal Counsel

Nicole joined our US team as outside legal counsel in 2019 and heads up our legal and compliance. She brings a wealth of experiance to No-H2O and guides us through business and corporate transactions. Nicole is not an employee of the company and runs her own firm NMC Law Group.



Offering Summary

Company :	No-H2O USA Inc
Corporate Address :	Suite 200/300 501 East las Olas BLVD, Fort Lauderdale, FL 33301
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$300.00

Terms

Offering Type :	Equity
Security Name :	Class B Non-Voting Common Stock
Minimum Number of Shares Offered :	10,000
Maximum Number of Shares Offered :	1,070,000
Price per Share :	$1.00
Pre-Money Valuation :	$13,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Super Early Bird - First 72 hours | 15% bonus shares

Next Early Bird - Next 72 hours | 10% bonus

Final Early Bird - Next 72 hours | 5% bonus shares

$500+ | free kit of products (via walmart voucher)

$1,000+ | Receive 20% off Franchise Fee (represents a $5,000 discount off our franchise fee of $25,000)*

$5,000+ | 5% bonus shares

*subject to available territories.

*min investment range for start up territory $70,000.

*subject to terms and conditions.

The 10% Bonus for StartEngine Shareholders

No-H2O will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*All perks occur when the offering is completed.

*All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

No-H2O in the City Of Angels! No-H2O signs multi territory franchise deal in California

21 hours ago

No-H2O has signed its largest franchise deal to date in the State of California.

Waterless services will soon be available in Los Angeles and surrounding areas including, Santa Monica, Malibu, Beverly Hills, Thousand Oaks and Calabasas. Services will be On Demand as well as location based within corporate buildings and in retail locations such as Malls and Airports.

CEO, Emmet O'Brien commented;

"This is a huge milestone for No-H2O and one we are particularly proud to deliver during this time where many businesses are facing challenges, we have signed a deal for 5 territories with a long term engagement"

"The Westcoast is facing a serious shortage of water and this is worsening year on year, we are receiving a huge amount of interest from California so its a logical step for No-H2O to further expand into LA. Our new franchisee has a wealth of experience operating traditional carwashes in LA for the last 50 years, and to further scale they have realised they need to change operating model adapting to the environment, this is the reason they have pursued No-H2O and we are very excited to work with them"



No-H2O does Texas 🤠

3 days ago

No-H2O exhibited at the Supercar Expo in Dallas Texas over the weekend and generated leads and interest for the brand!

Check out the pictures below of our super cool booth - big things happen here!

Thanks to our team who worked hard all weekend and presented so professionally.









No-H2O saves over 10 million gallons of water year to date! And counting...

20 days ago




That's over 15 full olympic swimming pools! (each pool is 660,440gl)


That's over 254,000 full bath tubs! (each bath average 40gl)


Thats over 77,000,000 bottles of Zephyrhills Spring Water! (each bottle is 16.9oz)

Water facts!

• Approximately 97% of the water on Earth is salt water. Only 3% is fresh water. Of that 3%, most is frozen in the polar caps of Antarctica. The remaining 1% is found in lakes, reservoirs, rivers, streams, and beneath the ground.

• Water regulates the earths temperature.

• It takes an average of 468 gallons of water to refine one barrel of crude oil.

• Humans use more and more water each year. Americans use an estimated 88 gallons of water per person per day, which is about 50 gallons more than the amount of water used daily by Europeans.

• The average carwash uses 30-40 gallons of fresh water per wash.

Sources;

https://www.aquarionwater.com/education/water-facts

https://www.usgs.gov/special-topic/water-science-school/science/

*No-H2O quoted numbers are global statistics from both European & US operations.

Notice of Funds Disbursement

28 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, No-H2O has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in No-H2O be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

No-H2O to Exhibit at the SuperCar Expo!

about 2 months ago

Everything's bigger in Texas!

No-H2O will exhibit at the SuperCar Expo in Arlington, near Dallas in October 2020.

We are excited to exhibit at the SuperCar Expo next month where we will be showcasing our products and services to the good folk in Texas.

We have landed one of the central show booths (booth 120) and will be in the middle of some of the most exclusive Supercars in the world □

most exclusive Supercars in the world ▯

Our awesome Dallas franchisee will be on hand to demonstrate and promote our products and services. Expo details;

Supercar Expo
Saturday, October 24, 2020
Arlington Convention Center

TIMES:

9:00 am – Doors open to VIP badge Holders
10:00 am – Doors open to the general public.
4:00 pm – Event doors close

WEBSITE:

Please visit our website for Times & Other event Information.
https://supercarexposhow.com/


NO-H_2O
LUXA

That was quick! Hitting our marks right on target with $70,000 raised in first week!

about 2 months ago

Big thanks to our early investors, you are awesome for getting us to $70,000 so quickly. ▯

Next milestone for us to hit is $100,000 - we have the momentum behind us, help us get there by sharing our offering with anyone you might think will be interested in jumping on board. Be sure to revisit our campaign page as some huge news is going to drop during our campaign ☺

We are coming!!!





New Product Pipeline!

about 2 months ago

Introducing our New Mega Carwash Kit 🧽

Our customers asked and we listened! No-H2O has had a tonne of requests for a kit with a professional spray dispenser, filled with our unique waterless solution and a selection of cloths to get the job done 🚗

- Wash & polish anywhere, anytime
- Up to 12 washes all in a super compact kit
- 12 month guarantee on our professional high quality sprayer
- Saves the environment over 400 gallons of water

Launches October 2020 ☺



END OF UPDATES

END OF UPDATES

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Clarence Mitchell SE OWNER 9 INVESTMENTS a month ago
Thanks for the quick response to my email. I was not expecting to see anything until tomorrow morning or later. I will email you my location information in a moment. Thanks again.

Emmet O'Brien - No-H2O a month ago
Thanks Clarence.

Our team will be in touch with info.

Look forward to hearing the feedback once you have used No-H2O.

Emmet - CEO

Clarence Mitchell SE OWNER 9 INVESTMENTS a month ago
I ordered the product through Walmart (so I could try it) and they indicated they are out of stock and cancelled my order. I walked into an AutoZone store and asked about the product and the guy said they no longer carry it. Do you have other source recommendations?

Emmet O'Brien - No-H2O a month ago
Thanks Clarence,

That's unusual for Autozone. Not all stores carry and some may be out of stock, however they do carry.

The best kit available right now is in Walmart - if you can send us your location we will send you a local store list. Please email info@noh2o.com and we will respond quickly with closest stockist.

Later this month a range of our products will be available on Walmart.com and soon other online retailers will also carry the No-H2O line.

Thanks for taking the effort to try our products which I'm sure you will be impressed with.

Emmet - CEO

Martin Loughlin SE OWNER 3 INVESTMENTS 2 months ago
What is the expected revenue and profit margin range for a well operated 350K person franchise territory? thanks.

Emmet O'Brien - No-H2O 2 months ago

Thanks Martin,

Our most established and mature franchises are generating over $1m in revenue. Net margins are between 20-24%.

This is a territory with On Demand Services, Locations within parking lots and Corporate Client Locations all in operation.

With our on demand model and plug and play location model, we have built a very scalable franchise business as we 'bring the carwash to the car, instead of bringing the car to the carwash'

Hope this helps and thank you for your comment and interest.

Emmet - CEO

Lesha Daniels `SE OWNER` `33 INVESTMENTS` 2 months ago
As the end of the year approaches, several non accredited investors will soon reach their maximum investment limit. Will you consider lowering the minimum investment to between $100-$200?

> **Emmet O'Brien** **- No-H2O** 2 months ago
> Thanks Lesha,
>
> Currently we are comfortable with the minimum entry level investment. Should this change we will let investors know.
>
> Hope this helps and thank you for your comment and interest.
>
> Emmet - CEO

Greg Salsburg `1 INVESTMENT` `INVESTED` 2 months ago
I have used this product, and I have to say, it is very impressive! Not only is it super convenient and easy to use, but it leaves my car shiny and clean for a longer period of time due to the protective polymer that the product contains.

I really like the franchise concept and I can see the detailing services potential especially with the convenience market growing. I downloaded the app and it is very straightforward and easy to use. I think this is a wonderful concept! With more and more retail being done online, it only makes sense to go online with services as well.

Also, being able to set up a car wash location without the need for water, drainage, and other equipment is a huge advantage as well. I could see this as a huge selling point and a benefit to many brick and mortar retail locations. It would be an additional revenue source and most importantly, it would keep customers in their locations for longer periods of time, thus driving up the average spend of that customer.

My questions are

How do you plan to deliver this nationwide?

Where do you see the biggest opportunity for growth?

I am excited to see what the future holds for your company!

> **Emmet O'Brien** **- No-H2O** 2 months ago
> Thanks Greg,
>
> Firstly we very much appreciate you being a customer of No-H2O and secondly for investing in No-H2O!
>
> Good questions and and insight to our operating models. No-H2O has a multi pronged strategy to deliver our services nationwide. We use the franchise model as this is less

capital intensive for the business than if we rolled out services ourselves, but more importantly its using local territory knowledge from franchisees who can grow the business faster than we could, potentially.

We are proficient in winning corporate contracts and these are then awarded to our franchisees. We have many examples of these, where we bring the carwash to the car instead of bringing the car to the carwash. Examples of these contracts are with Apple, Paypal, Citibank etc. We will continue to grow this corporate model as it fits very well for most corporates who have corporate social responsibility targets to meet.

As you have identified, we will also have plug and play locations within retail settings such as malls, airports and some bigbox retailers. This is an attractive model for brick and mortar locations as we don't need water or drainage and ultimately it generates revenue for the retailer. We have a 'copy and paste' standardised model for these locations and plan to introduce this model to some of the larger national chains as this will accelerate our growth nationwide. In addition our set up is exceptionally quick in that we can set up within minutes and remove in the same time leaving no footprint, while being able to perform carwash & detailing to as high a standard as any other traditional carwash & detailing company - minus the huge infrastructure requirements.

Our app is unique in that this is On Demand and focuses on the convenience market serving time starved consumers who do not have time to queue and wait at a carwash. The franchisee's detailers are generally gig economy contractors and work from their own car - the detailers are trained to the highest standard and are professionally presented in uniform. This is a contactless service, and our customers traditionally do not have any interaction with the detailer, other than through our app. The roll out of this model is underway and like other app based services such as Uber has the potential to scale rapidly.

Hope this helps and thank you for your comment and interest.

Thanks again for investing.

Emmet - CEO

Jeff Deporzio `SE OWNER` `1 INVESTMENT` 2 months ago
Is your product patented?

> **Emmet O'Brien** - No-H2O 2 months ago
> Thanks Jeff,
>
> Our product is not patented but it is a trade secret formula which we treat as IP. While there are some other waterless products beginning to emerge on the market, in our opinion ours is the best!
>
> Hope this helps & thank you for your investment.
>
> Emmet - CEO

Shiv Kanwar Singh `2 INVESTMENTS` 2 months ago
could you detail about franchise, how much its costs ? and its setup location and more

> **Emmet O'Brien** - No-H2O 2 months ago
> Thanks Shiv,
>
> Our franchise model is unique in that it has 3 revenue models under one territory. Apart from our On Demand model, the additional revenue streams come from plugin locations to existing parking facilities. The franchisee benefits from exploiting all 3 carwash & detailing models.
>
> On-Demand App Model (Uber style App for Carwash & Detailing)
> Corporate Locations (Such as Apple Headquarters or equivalent)
> Retail Locations (Airports and Malls)

No-H2O offers an economical turnkey franchise model at $75,000 which includes an exclusive territory. Our franchise fee is $25,000 and a further initial investment of $50,000 which includes all the equipment, app localisation, training, uniforms and much more.

Our franchise territory size is calculated by population of 350,000 people. No-H2O's royalty is 10%, across the US we are seeing an average spend of $71- $83 per service.

No-H2O also invests in the selected territory with a marketing spend matched by the franchisee. Marketing is driven through digital channels to drive downloads and awareness, marketing spend is also applied to procuring corporate contracts.

Hope this helps and thank you for your interest and comment.

Emmet - CEO

SHOW MORE COMMENTS



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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No-H2O On Demand.

https://www.youtube.com/watch?v=nh3f-NrJmIs&t=2s

00:05

at no h2o we know life is busy and how important your time is so we developed no h2o on demand it's kind of like uber but for car washing our smartphone app allows you to get your car washed anytime and anywhere no more driving to the carwash

no more waiting in line no h2o on-demand is simple set up your profile and put your payment details your card details and you're ready to get your car washed anytime anywhere when you want to wash the app will find the location of your car you just need to select the type of wash confirm the booking and we will come to you no h2o on-demand will keep you informed all the way and we even send you before-and-after pictures

how do we do it we don't need water no h2o is the market leader in waterless car care our waterless technology is used by these top companies globally no h2o is even approved for use on Boeing and Airbus commercial aircraft no h2o the future of car care convenience in car washing

01:22

[Music]

No-H2O Product Promo

https://www.youtube.com/watch?v=ScgYHu5xMRs

00:08

at no h2o we get asked a lot how does it work here we will explain how the unique no h2o formula works and prevents scratching on your car's paint work we will choose one of the hardest colors to demonstrate on you will see the incredible results no h2o penetrates the dirt on the surface coating the particles and encapsulating the dirt and grime like a ball-bearing of protection

no h2os formula has a positive charge and the microfiber cloth creates a negative charge as it passes over the paintwork dragging the dirt and grime particles up into the cloth preventing scratching now that the dirt has been removed safely

00:53

no h2o leaves a polymer protective coating on the paintwork which is then buffed off to a long-lasting shine

01:00

[Music]

01:03

no h2o waterless wash and polish is an easy-to-use all-in-one car wash solution

no h2o convenience in car washing

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Electronic Articles of Incorporation
For

P20000037784
FILED
May 19, 2020
Sec. Of State
tburch

NO-H2O USA INC

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

NO-H2O USA INC

Article II

The principal place of business address:

501 EAST LAS OLAS BOULEVARD
200/300
FORT LAUDERDALE, FL. US 33301

The mailing address of the corporation is:

501 EAST LAS OLAS BOULEVARD
200/300
FORT LAUDERDALE, FL. US 33301

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

100

Article V

The name and Florida street address of the registered agent is:

EMMET O'BRIEN
501 EAST LAS OLAS BOULEVARD
200/300
FORT LAUDERDALE, FL. 33301

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: EMMET O'BRIEN

P20000037784
FILED
May 19, 2020
Sec. Of State
tburch

Article VI

The name and address of the incorporator is:

MF TAX GROUP
8409 N MILITARY TRAIL
119
PALM BEACH GARDENS, FL 33410

Electronic Signature of Incorporator: ROBIN LISHEN

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: CEO
EMMET O'BRIEN
501 EAST OLAS BOULEVARD SUITE 200/300
FORT LAUDERDALE, FL. 33301 US

Article VIII

The effective date for this corporation shall be:

05/19/2020



FLORIDA DEPARTMENT OF STATE
DIVISION OF CORPORATIONS

Attached is a form for filing *Articles of Amendment* to amend the articles of incorporation of a *Florida Profit Corporation* pursuant to section 607.1006, Florida Statutes. This is a basic amendment form and may not satisfy all statutory requirements for amending.

A corporation can amend or add as many articles as necessary in one amendment.

➤ The original incorporators cannot be amended.

➤ If amending the name of the corporation, the new name must be distinguishable on the records of the Florida Department of State. A preliminary search for name availability can be made through the Division's website at www.sunbiz.org. You are responsible for any name infringement that may result from your corporate name selection.

➤ If amending the registered agent, the new agent must sign accepting the appointment and state that he/she is familiar with the obligations of the position.

➤ If amending/adding officers/directors, list titles and addresses for each officer/director.

➤ If amending from a general corporation to a professional corporation, the purpose (specific nature of business) must be amended or added if not contained in the articles of incorporation.

If a section is not being amended, enter N/A or Not Applicable.
The document must be typed or printed and must be legible.

Pursuant to section 607.0123, Florida Statutes, a delayed effective date may be specified but may not be later than the 90th day after the date on which the document is filed.

Filing Fee	$35.00 (Includes a letter of acknowledgment)
Certified Copy (optional)	$8.75
Certificate of Status (optional)	$8.75

Send one check in the total amount made payable to the Florida Department of State.

Please include a letter containing your telephone number, return address and certification requirements, or complete the attached cover letter.

Mailing Address	**Street Address**
Amendment Section	Amendment Section
Division of Corporations	Division of Corporations
P.O. Box 6327	The Centre of Tallahassee
Tallahassee, FL 32314	2415 N. Monroe Street, Suite 810
	Tallahassee, FL 32303

For further information you may call the Amendment Section at (850) 245-6050

CR2E011 (1/20)

<u>**COVER LETTER**</u>

TO: Amendment Section
     Division of Corporations

                           NO H2O USA INC
NAME OF CORPORATION: _____
                         P20000037784
DOCUMENT NUMBER: _____

The enclosed *Articles of Amendment* and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

         Emmet O'Brien

        _____
                       Name of Contact Person
        No-H2O USA INC

        _____
                       Firm/ Company
        501 East Las Olas Boulevard, Suite 200/300

        _____
                       Address
        Fort Lauderdale, FL 33301

        _____
                       City/ State and Zip Code

        nicole.ciovacco@nmclawgroup.com

        _____
          E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

  Nicole M. Ciovacco, Esq.   954   980-4121
_____ at (_____) _____
       Name of Contact Person   Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

☐ $35 Filing Fee   ☐ $43.75 Filing Fee &   ■ $43.75 Filing Fee &   ☐ $52.50 Filing Fee
                          Certificate of Status   Certified Copy   Certificate of Status
                                       (Additional copy is   Certified Copy
                                     enclosed)   (Additional Copy
                                                   is enclosed)

        Mailing Address   **Street Address**
        Amendment Section   Amendment Section
        Division of Corporations   Division of Corporations
        P.O. Box 6327   The Centre of Tallahassee
        Tallahassee, FL 32314   2415 N. Monroe Street, Suite 810
                                         Tallahassee, FL 32303

Articles of Amendment
to
Articles of Incorporation
of

NO-H2O USA INC

_____
(Name of Corporation as currently filed with the Florida Dept. of State)

P20000037784

_____
(Document Number of Corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this **_Florida Profit Corporation_** adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

N/A

_____*The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."*

N/A

B. Enter new principal office address, if applicable: _____
*(Principal office address **MUST BE A STREET ADDRESS**)*

_____

_____

C. Enter new mailing address, if applicable: N/A
    *(Mailing address **MAY BE A POST OFFICE BOX**)*   _____

_____

_____

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

N/A

Name of New Registered Agent   _____

_____
(Florida street address)

New Registered Office Address: _____, Florida_____
                                                           (City)   *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

_____
Signature of New Registered Agent, if changing

Check if applicable
☐ The amendment(s) is/are being filed pursuant to s. 607.0120 (11) (e), F.S.

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:
(Attach additional sheets, if necessary)
Please note the officer/director title by the first letter of the office title:
P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.
Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change   PT   John Doe

X Remove   V   Mike Jones

_X Add   SV   Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ____ Change X ____ Add ____ Remove	D _____	Samuel Chamberlain	501 East Las Olas Boulevard 200/300 Fort Lauderdale, FL 33301
2) ____ Change ____ Add ____ Remove	_____	_____	_____
3) ____ Change ____ Add ____ Remove	_____	_____	_____
4) ____ Change ____ Add ____ Remove	_____	_____	_____
5) ____ Change ____ Add ____ Remove	_____	_____	_____
6) ____ Change ____ Add ____ Remove	_____	_____	_____

E. If amending or adding additional Articles, enter change(s) here:
   (Attach *additional sheets, if necessary).*   *(Be specific)*
   Amendment to Article IV: Reclassify the 100 shares authorizeas Class A shares.

   Addition to Article IV: Authorize an additional 12,999,900 shares of Class A, to total 13,000,000 shares of Class A.

   Addition to Article IV: Authorize 2,000,000 shares of Class B Non-Voting Shares.

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
   (if not applicable, indicate N/A)
   In accordance with the approval of a resolution, executed by the Board of Directors,

   to file this Articles of Amendment and reclassify the original 100 shares of stock

   authorized in Article IV of the Articles of Incorporation as Class A shares.

   Resolution also authorizes an additional 12,999,900 shares of Class A

   to total 13,000,000 Class A shares. The resolution also authorizes 2,000,000

   Class B Non-Voting Shares.

The date of each amendment(s) adoption: _____ **, if other than the date this document was signed.**

Effective date <u>**if applicable:**</u> _____

(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s)   (<u>**CHECK ONE**</u>)

☑ The amendment(s) was/were adopted by the incorporators, or board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

   "The number of votes cast for the amendment(s) was/were sufficient for approval

by _____."

(voting group)

Dated _____ July 30th 2020 _____

Signature _____

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

   Emmet O'Brien

_____

   (Typed or printed name of person signing)

CEO

_____

   (Title of person signing)